July 23, 2018
VIA EDGAR
Division of Corporation Finance
Office of Information Technologies and Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Craig Wilson - Senior Assistant Chief Accountant
Diane Fritz - Staff Accountant

Re:    Electronics For Imaging, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018
File No. 0-18805

Dear Mr. Wilson and Ms. Fritz

On behalf of Electronics For Imaging, Inc., a Delaware corporation (the “Company”), I am writing to confirm that the Company is in receipt of the Staff’s comment letter dated July 16, 2018. As discussed with Ms. Fritz on July 20, 2018, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, the Company has requested additional time to respond to the Staff’s comment letter and will respond to the comment letter as soon as practicable, but in no event later than August 13, 2018.

Please contact Alex Grab, General Counsel of the Company, at (650) 357-3500 if you have any questions.

Thank you.

Respectfully submitted,
/s/ Marc Olin
Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.